BY-LAW NO. 1D

OF

MICROMEM TECHNOLOGIES INC.

(the "Corporation")

Pursuant to the resolution passed at the Annual and Special Meetings of Shareholders on September 8, 2020, Meeting of the Shareholders of the Corporation may be held by electronic means as hybrid or virtual meetings as the board may determine from time to time. If a hybrid or virtual meeting is held by electronic means (including phone), a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed to be present at the meeting. A meeting of shareholders held by electronic means shall be deemed to be held at the place where the registered office of the Corporation is located.